SO
4-2-04

[redacted]

04016972

SECI OMMISSION
Washington, D.C. 20549

VF 4-1-04

OMB APPROVAL	
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SEC FILE NUMBER
8- 52311

RECEIVED MAR 29 2004
155 SECTION WASH, D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2003** (MM/DD/YY) AND ENDING **12/31/2003** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Westor Online, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

258 Genesee Street, Suite 601
(No. and Street)

Utica (City) **New York** (State) **13502** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Belletiere Accounting & Financial Services, Inc. **(610) 625-4191**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kempisty & Company, Certified Public Accountants, P.C.
(Name – *if individual, state last, first, middle name*)

15 Maiden Lane, Suite 1003 (Address) **New York** (City) **New York** (State) **10038** (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 05 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Richard Bach**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Westor Online, Inc.**, as of **December 31**, 20 **03**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive Vice President

Title

DIERDRE STEINHAUS AINBINDER
Notary Public, State of New York
No. 01AI4899711
Qualified in Nassau County
Commission Expires July 6, 20 05

Dierdre Steinhaus Ainbinder
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of financial condition.
- ☒ (c) Statement of income (loss).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☐ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☒ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☐ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☐ (i) Information relating to the possession or control requirements for broker and dealers under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☒ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTOR ONLINE, INC.

FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

YEAR ENDED DECEMBER 31, 2003 WITH SUPPLEMENTARY REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

WESTOR ONLINE, INC.

DECEMBER 31, 2003

INDEX

KEMPISTY & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS, P.C.

15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Westor Online, Inc.

We have audited the accompanying statement of financial condition of Westor Online, Inc. as of December 31, 2003 and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westor Online, Inc. at December 31, 2003 and the results of its' operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kempisty & Company CPAs, P.C.

Kempisty & Company
Certified Public Accountants PC
New York, New York
March 9, 2004

WESTOR ONLINE, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS		
Cash	$	10,756
Deposit with clearing broker (cash) (Note 6)		25,141
Commissions receivable		5,676
Advances receivable		8,119
Prepaid expenses		2,375
TOTAL ASSETS	$	52,067
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable and accrued expenses	$	13,356
Note payable (Note 4)		11,000
TOTAL LIABILITIES		24,356
Commitments and contingent liabilities (Note 3)		
Stockholders' equity		
Common stock, par value $0.001, 50,000,000 shares authorized, 1,030,000 shares issued and outstanding		1,030
Preferred stock, par value $0.001, 10,000,000 shares authorized, 7,501 shares issued and outstanding (Note 5)		6,800
Additional paid-in capital		281,588
Deficit		(261,707)
Total Stockholders' Equity		27,711
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	52,067

The accompanying notes are an integral part of these financial statements.

WESTOR ONLINE, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2003

Revenues:		
Commission income	$	90,242
Interest and dividends		189
Other		1,070
Total Revenues		91,501
Expenses:		
Commissions		30,475
Professional fees		23,907
Management fees		20,000
Clearing charges		8,609
Regulatory fees		3,271
Interest expense		1,500
Depreciation		1,342
Website development		1,133
Franchise and sales tax		1,016
Travel and entertainment		585
Other expenses		8,510
Total Expenses		100,348
Net loss	$	(8,847)

The accompanying notes are an integral part of these financial statements.

WESTOR ONLINE, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2003

	Common Stock		Preferred Stock		Additional		
	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	Totals
Balances at January 1, 2003	1,030,000	$ 1,030	7,500	$ 5,000	$ 281,288	$ (252,860)	$ 34,458
Capital contribution	-	-	1	1,800	300	-	2,100
Net loss	-	-	-	-	-	(8,847)	(8,847)
Balances at December 31, 2003	1,030,000	$ 1,030	7,501	$ 6,800	$ 281,588	$ (261,707)	$ 27,711

The accompanying notes are an integral part of these financial statements.

WESTOR ONLINE, INC.
STATEMENT OF CASH FLOWS

FOR YEAR ENDED DECEMBER 31, 2003
Increase (Decrease) in cash

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(8,847)
Depreciation		1,342
Disposal of fixed assets		4,237
Changes in operating assets and liabilities:		
(Increase) in commissions receivable		(5,288)
(Increase) in deposit with clearing broker		(65)
(Increase) in prepaid expenses		(2,375)
Decrease in advances receivable		2,000
Increase in accounts payable and accrued expenses		2,956
(Decrease) in loans payable		(5,287)
Total adjustments		(2,480)
NET CASH USED BY OPERATING ACTIVITIES		(11,327)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contribution		300
Officer loan		1,800
Note payable payment		(4,000)
CASH USED BY FINANCING ACTIVITIES		(1,900)
NET DECREASE IN CASH		(13,227)
CASH		
Beginning of year		23,983
End of year	$	10,756
SUPPLEMENTAL CASH FLOW INFORMATION		
Interest paid	$	1,500
State and local taxes paid	$	1,016

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
December 31, 2003

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

Westor Online, Inc. (the "Company") was incorporated in the State of New York on December 11, 1999. The Company is registered as a securities broker-dealer with the Securities and Exchange Commission and became a member of the National Association of Securities Dealers, Inc. in September, 2000.

The Company earns commission income by introducing and forwarding as a broker, transactions and accounts of customers to another broker-dealer who carries such accounts on a fully disclosed basis.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Depreciation

The cost of furniture and equipment is depreciated over the estimated useful lives of the related assets of 5 to 7 years on a straight line basis for book and on an accelerated basis for tax purposes.

Concentration of Credit Risk

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company applies the policies of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires use of the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities.

Revenue recognition

Securities transactions and related income and expenses are recorded on a trade date basis. Commission revenues are also recorded on a trade date basis.

Comprehensive Income

The Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income ("SFAS No. 130"). SFAS No. 130 requires an entity to report comprehensive income and its components and increases financial reporting disclosures. This standard has no impact on the Company's financial position, cash flows or results of operations since no elements of the Company's comprehensive income exist other than the loss from operations.

NOTE 3- RELATED PARTY TRANSACTIONS

The Company pays management fees to a company owned by a shareholder. The management fee is for the Company's share of rent, utilities and other office services provided. During 2003 the Company paid $20,000 in management fees.

NOTE 4- NOTE PAYABLE

The note payable of $11,000 is a demand note payable to an unaffiliated private investor, and bears interest at eight percent per annum, payable on a quarterly basis.

NOTE 5- PREFERRED STOCK

During 2003 the Company sold 1 share of convertible preferred stock to an investor for $1,800.

NOTE 6- RECEIVABLE FROM CLEARING BROKER

Amounts receivable from the Company's clearing organization at December 31, 2003, consist of the following:

		Receivable
Deposit with clearing broker	$	25,141
Other receivable		5,676
	$	30,817

NOTE 7- DEFERRED INCOME TAXES

At December 31, 2003, the Company has net operating losses of approximately $256,000 available for carryforward, for federal, state and city income tax purposes. These carryforwards will expire in various amounts through the year 2022.

NOTE 8- NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, the Company had net capital of $14,450, which was $9,450 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.679 to 1.

NOTE 9- EXEMPTION FROM RULE 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

NOTE 10- OFF BALANCE SHEET RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its sole clearing broker on a fully disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5

OF THE SECURITIES EXCHANGE ACT OF 1934

WESTOR ONLINE, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

NET CAPITAL:				
Stockholders' equity			$	27,711
Less non-allowable assets and deductions:				
Advances receivable	$	8,119		
Aged commissions receivable		2,767		
Prepaid expenses		2,375		
				13,261
NET CAPITAL			$	14,450
TOTAL AGGREGATE INDEBTEDNESS			$	24,256
MINIMUM NET CAPITAL REQUIRED (6.67% of aggregate indebtedness)			$	1,617
MINIMUM NET CAPITAL DOLLAR REQUIREMENT			$	5,000
MINIMUM NET CAPITAL REQUIRED			$	5,000
EXCESS NET CAPITAL ($14,450 - $5,000)			$	9,450
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO	$	24,256		
NET CAPITAL	$	14,450		167.86%

WESTOR ONLINE, INC.

SCHEDULE II
RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER
RULE 17a-5(d) (4) OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

NET CAPITAL, as reported in Company's Part II-A Focus Report (Unaudited)	$	22,417
Audit adjustments:		
Decreases in net capital:		
Aged commissions receivable		(2,767)
Increase in operating expenses		(5,200)
NET CAPITAL, per audit	$	14,450

WESTOR ONLINE, INC.

INDEPENDENT PUBLIC ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

DECEMBER 31, 2003

KEMPISTY & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS, P.C.

15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

Board of Directors
Westor Online, Inc.
New York, New York

In planning and performing our audit of the financial statements of Westor Online, Inc. (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Westor Online, Inc.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activites for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD Regulation, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kempisty & Company CPAs, P.C.

Kempisty & Company
Certified Public Accountants PC
New York, New York
March 9, 2004